Exhibit 99.1

FSD Pharma Appoints Former Ontario Minister of Health Doctor Eric Hoskins to Board of Directors

TORONTO--(BUSINESS WIRE)--May 25, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders, announces the appointment of Dr. Eric Hoskins to the Company’s Board of Directors. Effective at the same time was the resignation of Donal Carroll from the Board of Directors.

Dr. Hoskins is a medical doctor specialized in public health and presently a Partner at Maverix Private Equity in Toronto. From 2014 to 2018, he was Ontario’s Minister of Health and Long-Term Care. Throughout an esteemed career that has spanned nearly four decades in the healthcare sector, Dr. Hoskins has built a reputation of expertise in public health, public policy, economic development, and international trade. Dr. Hoskins recently served as the Chair of the Federal Advisory Council on the Implementation of National Pharmacare. He previously served as co-founder and president of War Child Canada and was awarded the Order of Canada in 2007 for his humanitarian work. During Dr. Hoskins’ nearly 10 years as a member of provincial parliament in Ontario, he held several cabinet positions including Minister of Health and Long-Term Care; Economic Development, Trade and Employment; Children and Youth Services; as well as Citizenship and Immigration. As a tireless health advocate, Dr. Hoskins also has many years’ experience creating and delivering health programs in Africa and the Middle East.

“I have dedicated my life to promoting health and well-being for all people with the hope that my efforts positively impact people’s lives around the world,” said Dr. Hoskins. “I was immediately attracted to the initiatives of FSD Pharma to take innovative and clinically relevant approaches to tackle multiple diseases and disorders in need of medical advance and breakthroughs. The science is extremely compelling and it is something that I am honored to now be a part of to assist in the realization of their vision to help millions of people in need.”

“Dr. Hoskins’ Curriculum Vitae speaks for itself as to his impressive career and the plethora of knowledge and experience that he brings to our company,” commented Zeeshan Saeed, President and Executive Co-Chairman at FSD Pharma. “He has consistently played a key role in shaping healthcare and economic policy and has proven his value as an influential member of government and international organizations across a broad spectrum of critical topics for decades. We are at a tipping point for our company with our drug and product development pipeline and Dr. Hoskins’ oversight will prove invaluable in our success.”

Dr. Hoskins’ list of achievements and accolades is unparalleled. Amongst other things, he was the recipient of the United Nations Association in Canada's Lester B. Pearson Peace Medal, awarded the Meritorious Service Cross by the Governor General of Canada, presented with the Ministry of Citizenship and Immigration Citation for Citizenship, and recognized as a member of Canada's Top 40 Under 40.

FSD has agreed to issue common share purchase warrants to purchase 625,000 shares of the Company. The warrants will expire 24 months after the vesting criteria has been met with an exercise price ranging from $1.50 CAD to $3.00 CAD.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to the abuse of drugs such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com

ClearThink
Email: nyc@clearthink.capital
Telephone: (917) 658-7878